                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PERFECTDATA CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   713727105
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                                 (CUSIP Number)

                            Joel J. Goldschmidt, Esq.
                       Morse, Zelnick, Rose & Lander, LLP
                           405 Park Avenue, Suite 1401
                            New York, New York 10022
                               Tel: (212) 838-5030
                               Fax: (212) 838-9190

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

CUSIP No.   713727105
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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   Shawn Kreloff
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)
                   (b)   X
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                3. SEC Use Only
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                4. Source of Funds (See Instructions) (See item 3)    OO
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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)
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                6. Citizenship or Place of Organization
                        United States
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Number of         7. Sole Voting Power            2,879,911
Shares               -----------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by             -----------------------------------------------------------
Each              9. Sole Dispositive Power        2,879,911
Reporting            -----------------------------------------------------------
Person With      10. Shared Dispositive Power

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                        2,879,911
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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions)
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               13. Percent of Class Represented by Amount in Row (11)  8.43%

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               14. Type of Reporting Person (See Instructions)
                         IN
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ITEM 1.  SECURITY AND ISSUER.

       This Schedule 13D relates to the common stock, par value $0.01 per share
(the "Common Stock") of PerfectData Corporation, whose principal executive offices are located at 825 Third Avenue, 32nd Floor, New York, NY 10022 (the
"Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

       (a) The name of the reporting person is Shawn Kreloff.

       (b) The business address of the reporting person is c/o Sona Mobile,
Inc., 825 Third Avenue, 32nd Floor, New York, New York 10022.

       (c) The reporting person is the Chairman of the Issuer.

       (d) The reporting person has not been convicted in any criminal proceedings during the last five years.

       (e) The reporting person has not been a party to any civil proceedings during the last five years.

       (f) The reporting person is a citizen of United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The reporting person acquired the securities from the Issuer by virtue of a merger transaction in which Sona Mobile, Inc., a State of Washington company
("Sona"), was merged with and into a wholly-owned subsidiary of the Issuer (the
("Merger"). In the Merger, the shareholders of Sona received shares of the
Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the
"Series A Preferred Stock"), convertible into shares of the Common Stock. The reporting person was a shareholder of Sona and provided no consideration for the shares he received in the Merger other than his capital stock in Sona.

ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the Merger was to acquire a controlling equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) The reporting person is deemed to beneficially own 2,879,911 shares of the Common Stock (the "Shares"), representing 8.43% of the Issuer's outstanding shares of Common Stock immediately after the Merger. This percentage is based on the Issuer having issued and outstanding: (i) 6,584,530 shares of
Common Stock and (ii) 568,140 shares of Series A Preferred Stock, which are convertible into 27,334,120 shares of Common Stock. On a fully converted basis, immediately after the Merger there were 34,167,650 shares of Common Stock outstanding. The Series A Preferred Stock is convertible at any time by the holders. However, the Issuer currently on1y has 10,000,000 shares of Common
Stock authorized. Accordingly, the Issuer does not have a sufficient number of shares of Common Stock to allow for the conversion of all the outstanding shares of the Series A Preferred Stock at this time. The holders of the Series A
Preferred Stock vote with the holders of the Common Stock on all matters submitted to vote submitted to vote of stockholders on an as-converted basis.

       (b) The reporting person has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all of the Shares.

       (c) The reporting person acquired the Shares on April 19, 2005 in connection with the Merger. The reporting person was a shareholder of Sona. In the Merger, the Sona shares were cancelled and the Sona shareholders received shares of the Series A Preferred Stock. No cash or other consideration was involved in the Merger.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

       (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

       A copy of the Certificate of Designations, Preferences and Rights of
Series A Convertible Preferred Stock of PerfectData Corporation has been filed as an exhibit to the Issuer's Annual Report on Form 10-KSB filed on May 27, 2005 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the Agreement and Plan of Merger has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on March 11, 2005 and is incorporated herein by reference.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             June 30, 2005

                                             /s/ Shawn Kreloff
                                             ------------------------
                                                  Shawn Kreloff